Welcome to MovieFone's first newsletter...

     In the past year, we reached a number of major milestones: We received our 150 millionth call, making MovieFone the largest single source of information for U.S. moviegoers; completed our first year as a public company;
     expanded to 26 cities; launched MovieLink online; initiated "Theater Express" codes; implemented "MovieFone Previews;" announced our relationship with ABC TV;
     inaugurated the American Moviegoer Awards; and of course, we were featured on TV's number one sitcom Seinfeld. Not bad for one year.

     Since we started MovieFone, a lot has changed, but one thing has stayed the same: our commitment to combining insight, enthusiasm, and technology to make moviegoing and movie marketing easier than ever before. We hope you enjoy this first issue of our newsletter and that we will get a chance to speak to you in person very soon.

     Andrew R. Jarecki                       J. Russell Leatherman
     Chief Executive Officer                 President

     "Mr. MovieFone" Exposed On Seinfeld
     "Hello and welcome to MovieFone..."     Moviegoers have heard and
     responded to the infamous voice of "Mr. MovieFone" over 150 million times, but who is that guy? After years of being heard and not seen, "Mr. MovieFone" (aka Russ Leatherman, MovieFone president) has finally been exposed. It all began with "guest voice" spots on national television programs including Late Show with David Letterman, The Simpsons, Saturday Night Live, Mad About You, and the MTV Movie Awards, but Leatherman's identity remained a mystery.

     All that changed when the producers of the smash-hit sitcom Seinfeld, called the MovieFone offices in search of Russ' services. In one episode, Kramer takes on the personality of "Mr. MovieFone" (he mimicks the signature Leatherman style to a "t") offering callers movie information. Kramer's reign comes to an abrupt end when "Mr. MovieFone" pays him a visit to reclaim his identity.
     "We never expected this," said Leatherman, "but we couldn't be happier." "When I was on the set, Jerry, Julia, and Michael all told me they never go to the movies without calling MovieFone, so it was a perfect fit."

     The aftermath of the MovieFone Seinfeld episode shifted Leatherman from behind the mic,
     into the spotlight. He's been featured in national articles in USA Today, Entertainment Weekly, and People , and has appeared on popular shows including The Oprah Winfrey Show and Hard Copy. If all this weren't enough, get ready Los Angeles... Mr. MovieFone's got a regular Friday slot on KABC Channel 7 News providing the most updated information on what's hot at the movies [see article below]. Is there a negative to all this attention? You bet - now he has to take time explaining how and why he created the quirky voice millions of Americans often imitate, but will never quite duplicate.

     KABC And MovieFone Join Forces
      MovieFone and KABC have joined forces to create the Channel 7 MovieFone Preview, airing every Friday at 5:00 and 11:00 PM, exclusively on Eyewitness News. This segment highlights "what's hot" at the box office, as currently reflected by MovieFone caller inquiries, and provides valuable information to viewers who are making their weekend movie plans.
     Preview also shows clips of new movie releases, all brought to Los Angelinos by none other than the illustrious "Mr. MovieFone," president Russ Leatherman. According to KABC News Director Cheryl Fair, "KABC prides itself on providing the most informative up-to-the-minute news in Los Angeles. MovieFone is the only service that can identify which movies will be most popular, before the weekend even starts. This unique and timely information will be another compelling reason for viewers to turn to Channel 7 Eyewitness News on Friday nights."

     MovieLink   Hosts  Millionth User
     In March, MovieLink (http://www.movielink.com or 777FILM.com), the country's first and only online, national movie guide and ticketing service, celebrated a major milestone, hosting its one millionth user. Consistently one of the hottest entertainment destinations on the Internet, the service originally debuted last July when MovieLink was featured on Entertainment Tonight as actress Sandra Bullock purchased the first movie ticket sold via the Internet for Columbia Pictures' The Net.
     Since that time, MovieLink has grown substantially, receiving over 3 million "hits" a week, representing over 60,000 individuals each week. Here are some of the e-mail comments we've received from MovieLink users so far...

     "I'm a frequent user of the 777-FILM phone service. I've been wanting an online version for quite a while now. We've just checked out your site, and I'm in 777th heaven!" kdg@novell

     "This is great! Now we can plan our moviegoing the modern way." bknight@grossmont

     "This is wonderful. This is the first and only Web site I'll use each weekend. This is the first site my wife would even look at for more than 10 seconds. You're onto something good here. Nice work." gmeltzer@gordon
     "What a great service! I think I'll be seeing a few more movies now that I can find them so easily." conor@barkeep

     Moviegoers' Picks For '95: The American Moviegoer Awards
     This year MovieFone began what will become an annual event: The American Moviegoer Awards. From Monday, March 4 through Thursday, March 21st, MovieFone callers were able to place their votes for Best Picture, Best Actor,
     Best Actress, and Best Director of 1995. Andrew Jarecki, Chief Executive Officer, said, "The Awards let moviegoers express their opinions about the movies they've seen, and help the industry identify what works at the box office."

     MovieFone's network of local media sponsors did a wonderful job spreading the word about the Awards, and the event was a resounding success with over 150,000 votes cast.

     So, you want to know the results of 1995 Awards?  Best Picture:
     Braveheart; Best Actor: Nicolas Cage, Leaving Las Vegas; Best
     Actress: Susan Sarandon, Dead Man Walking; Best Director: Mel Gibson, Braveheart. Do these winners sound familiar? That may be because they predicted the results of the Academy Awards exactly. Kudos to the Academy for having their finger on the pulse of the moviegoing public, although next year will be the true test. Tallying and announcement of the American Moviegoer Awards will take place earlier in the year, and we're looking forward to it. Fun Fact:
     With awards like these, don't you always want to know who came in second? The winners and runners-up are:

     best picture
     winner: Braveheart
     runner-up: Apollo 13
     Best Actor
     winner: Nicolas Cage,
     Leaving Las Vegas
     runner-up: Richard Dreyfuss,
     Mr. Holland's Opus
     Best Actress
     winner: Susan Sarandon,
     Dead Man Walking
     runner-up: Sharon Stone, Casino
     Best Director
     winner: Mel Gibson, Braveheart
     runner-up: Tim Robbins,
     Dead Man Walking

     What Exhibitors Are Doing With MovieFone
     GENERAL CINEMAS
     * GCC implemented "Theater Express Codes" for all theaters in Philadelphia
     * MovieFone provided GCC with 100,000 20 second ads on the system to promote its "MaTOONays"- a big screen cartoon for kids ages 6-11, and an incredible action ride with super realistic visuals and awesome sound
     * General Cinema Theaters went online with teleticketing in the NY Metro area
     FAMOUS PLAYERS
     * Famous Players implemented "Theater Express Codes" for all theaters in Toronto
     * Famous Players went online with
     teleticketing in Toronto
     CENTURY THEATRES
     * Century implemented "Theater Express Codes" for all theatres in MovieFone markets
     * MovieFone promoted the Grand Openings of the Laguna and Folsom Theaters - Sacramento's newest and largest theaters
     AMC THEATRES
     * AMC implemented "Theater Express Codes" for all Houston theaters
     * MovieFone and AMC teamed up to promote Atlanta's largest theater opening, The Colonial 18
     UNITED ARTISTS
     * MovieFone provided over 100,000 20-second ads to announce The Galaxy coming to Dallas and Denver's newest Virtual Theme Park - The Starport
     CINEPLEX ODEON
     * Cineplex Odeon implemented "Theater Express Codes" for all theaters in Houston and NY Metro area
     *    MovieFone announced opening of Chicago's Navy Pier IMAX
     Theater
     EDWARDS THEATRES
     *    Edwards installed the MARS II box office system in "The Big
     One" 21-plex
     * MovieFone provided teleticketing for Edwards' largest theaters including "The Big One"
     *    MovieFone assigned "Theater Express Codes" to Edwards
     Theaters
     HARKINS THEATRES
     * MARS II installed at 3 locations
     including the Shea 14
     LANDMARK THEATRES
     * Landmark implemented "Theater Express Codes" in all MovieFone markets
     *    Landmark went online with teleticketing in Houston
     SONY THEATRES
     * Sony implemented "Theater Express Codes" for all theaters in Boston
     * MovieFone provided Sony with over 100,000 20-second ads to promote the IMAX Theater at Lincoln Square

     EXHIBITORS  HIGHLIGHTED   ON MOVIELINK

     General Cinema Theaters
     Famous Players
     Century Cinemas
     Edwards Cinemas
     Harkins Theatres
     Landmark Theatres
     Pacific Theatres
     Crown Theatres
     Kerasotes Theatres

     These exhibitors now have
     free customized
     promotional  "pages" on MovieLink

     TOP 10 THEATERS
     ON MOVIEFONE

     1. Sony
     Lincoln Square in New York City
     2. United Artists Theaters
     Cheltenham in Philadelphia
     3. Cineplex Odeon
     Chelsea Cinemas in New York City
     4. United Artists Theaters
     Sameric in Philadelphia
     5. Sony
     Village 7 in New York City
     6. Cineplex Odeon
     Worldwide Cinemas in New York City
     7. AMC
     Century 14 in Los Angeles
     8. Century Theatres
     Century Cinema Mountain View in San Francisco
     9. Sony
     Assembly Square in Boston
     10.AMC
     The Grand in Dallas

     (Based on total number of theater inquiries on MovieFone for April 1996)

     Leading Research Company Confirms MovieFone Is Single Largest Source Of Movie Information
     According to a recent study by Audits & Surveys Worldwide, one of the world's leading research firms, MovieFone now serves more movie-goers than any newspaper or any other single source.

     Richard Bachman, Sr. Vice President of Marketing for MovieFone said, "MovieFone has grown tremendously since it started in 1989, and is now used by millions of moviegoers each week in 26 of the country's largest movie markets, which account for 60% of all U.S. admissions. In fact MovieFone is now used by more moviegoers than the country's top
     5 newspapers combined. This
     summer," he continued, "we expect
     to receive up to 2 million calls in a
     single week. Since there are 2.3 people in a moviegoing party, two million callers represent about five million moviegoers, or more than 20% of all U.S. moviegoers. In a $5 billion industry, that means MovieFone callers can represent $1 billion in annual box-office revenues."

     New MovieFone Feature!
     Previews...So You Know What The Movies Are About
     Starting this summer, moviegoers
     will be able to hear not only the titles of movies, but also brief Previews of the films complete with ratings, running times, and cast members. They can jump from one Preview to the next by pressing the buttons on their phone (we call this "turbo-browsing").

     For the past four months, MovieFone has been testing Previews in Houston and the response has been excellent. We provided an 800# comment line to Houston MovieFone callers and perfected the system, in preparation for the national roll-out this summer.

     How do Previews work? Callers are given the option to "press 2 to hear previews of current movies." Now callers have the option of choosing to browse through movie titles (as they do now), or to "turbo-browse" through Previews as described above. To promote the national roll-out of Previews, MovieFone will run ads on its powerful network of media partners (including a new TV commercial) and will distribute a new Previews trailer to all theaters.

     MARS II Installed In The World's Largest Theater
     We are pleased to report that in November 1995, MARS II, our complete theater management system, was installed in the largest theater in the world: "The Big One," Edwards 21. Located in the Irvine Spectrum in Irvine, California, "The Big One" contains stadium seating and an IMAX theater.

     John Ventura, MARS II Senior Vice President and General Manager said, "MARS II was specifically designed to meet the needs of today's larger multiplex theaters, so we were well prepared for the challenge."

     Mike Tiemeyer, Edwards Executive Director of Operations and operator of the Edwards 21, had this to say about opening the theater on the busiest weekend of the year, "We could not have done this without a reliable and flexible theater management system and have already concluded that MARS II is more than up to the very challenging demands of the Edwards 21 Cinemas. We expect that this system will continue to help us get the most out of this great new theater and are very happy that we have chosen it. It is a very good system."
     MovieFone recently launched its live MARS II Help Desk, designed to provide our customers with even better support (via a real live person at all hours of the day and night). The MARS II Help Desk has already become a great resource for our customers.

     Many other exhibitors including AMC, Harkins, CinemaStar, City Cinemas, and SoCal Cinemas are enjoying multiplex management made easier on MARS. To learn more about MARS II, call John Ventura at 212 504-7584.

     Do  You  Know  Your  Code?
     Exhibitors across the country, including selected AMC, United Artists, Cineplex Odeon, Sony Famous Players, Crown, Dickinson, City Cinemas, Century, and other theaters, all know their codes... their Theater Express Codes that is. Now MovieFone callers trying to find out information for their favorite theaters can enter "#" plus a 3-digit code for Express access to a particular theater.
     Benefits to the Moviegoer
     Because MovieFone is never busy, calling the MovieFone number eliminates the moviegoer's frustration with the busy signals common to most theater information lines. In addition, callers can choose to hear only the information they need, avoiding the endless lists of movies and showtimes on answering machines at multiplex theaters. Also, they can get the information they need for multiple movies and theaters all in one call, saving time and money.
     Benefits to the Exhibitor
     For exhibitors, listing the local MovieFone number and Theater Express Codes in place of local theater answering machine numbers makes good business sense. First, it means that patrons who are loyal to their theaters can instantly access them on MovieFone, bypassing information for other theaters. Second, MovieFone's professional voice and state-of-the-art interactive system provides patrons with a far superior service to the traditional theater answering machine. For theaters that have Express Codes, MovieFone even gives callers the option of hearing additional customized information, such as ticket prices, directions, and parking information. Third, routing phone calls to the thousands of MovieFone lines, lets exhibitors save the cost and labor associated with individual theater phone lines and answering machines. Over 1,000 screens have already signed up for Theater Express Codes. If your theaters don't have Express Codes, call us and request them.

     MovieFone: The Secret Weapon in the Battle For Market Share
     In today's highly competitive market for feature films, studios are releasing four to five major films and spending $45 million on marketing every weekend to reach moviegoers with their message. But with movie attendance stable at a billion attendees a year, more movies and ad dollars are chasing the same limited number of moviegoers. It is a battle for market share.

     Increasingly, studios are turning to MovieFone as a way to be sure they maximize the number of moviegoers they can steal from the competition, and steer to their movie. With the large number of movies being released weekly, opening weekend is more important than ever. The avid moviegoers who will see your movie on opening weekend create the box-office momentum and word-of-mouth that will drive the success of the movie throughout its life cycle - and a successful theatrical run is the best way to ensure profits in ancillary markets, like video rental and international sales.

     As Audits & Surveys research shows (see below), targeting moviegoers by playing an uninterruptible advertisement for them on MovieFone at the moment they are deciding which movie to see, is the only proven way to convince them to see your movie over the competition.

     Study Shows Moviegoers Who Hear Ad On MovieFone Are Far More Likely To Choose Advertised Movie
     A study by Audits & Surveys Worldwide confirmed the methodology used in MovieFone's conversion analysis, which shows that callers who hear an ad for a movie on MovieFone choose that movie far more frequently than callers who don't hear the ad.

     To determine this, the company uses a simple method, made possible by the fact that MovieFone collects data on which movies callers choose. MovieFone compares the selections of callers who hear the ad for a given movie, versus a control group who do not hear the ad, and counts the number of incremental callers who choose the advertised movie after hearing the ad.
     According to Russ Leatherman, "The 'promise' of interactive advertising that we have been hearing about for years, is here today with MovieFone. MovieFone's interactivity lets us determine how many additional people saw a movie because they heard the ad on MovieFone. It takes all the guesswork out of that portion of a studio's media plan."

     "It makes perfect sense," he continued. "Most callers have a few movies in mind, and if you can play them a persuasive, uninterruptible, exclusive ad at the moment they are deciding which movie to see, you can convert a significant number of them to your movie."

     What Studios Are Doing With MovieFone This Summer
     #In the highly competitive summer season, studios advertise on MovieFone to break through the clutter of an over-crowded marketplace. MovieFone's unique ability to reach avid moviegoers during their decision-making process, combined with its state-of-the-art interactive promotional capabilities, allow studios to create exciting programs that make their films stand out. What follows are some highlights of what we're working on for the summer:
     DISNEY
     * Disney supports Leslie Nielson's new action spoof Spy Hard with a strong advertising campaign on MovieFone.
     * Other MovieFone-supported Disney films slated to open this summer include Nicolas Cage's Alcatraz-based action thriller, The Rock, and John Travolta's Phenomenon, a contemporary romantic fable.
     SONY
     * As part of their strong MovieFone advertising campaign, Sony will undertake the biggest promotion in MovieFone history entitled

     "A Sony Summer." We cannot reveal the details of this unprecedented event, but stay tuned...it promises to be spectacular.
     MGM/UNITED ARTISTS
     * Moll Flanders, based on William Defoe's classic 1772 novel, will open the summer for MGM/UA's advertising efforts on MovieFone. Other films slated for advertising on MovieFone include the Woody Harrelson and Randy Quaid bowling comedy, Kingpin, and the action comedy, Fled, starring Laurence Fishburne and Stephen Baldwin.
     MIRIMAX
     * To complement their advertising on MovieFone, Miramax initiated a whole new form of contest entry via 777-FILM -- voice-recording.
     * It began with Beautiful Girls, when callers were given 30 - 40 seconds to describe in their own words why a woman they know is the most "beautiful girl" in the world.
     * The success of Beautiful Girls led to similar campaigns for Flirting With Disaster, and The Pallbearer.
     UNIVERSAL
     * To support their significant advertising schedule on MovieFone, Universal Pictures and MovieFone are working on exciting summer promotions that are sure to enhance awareness and increase ticket sales:
     * First out of the gate is the Flipper Sweepstakes, where MovieFone callers can enter to win a fun family trip for four to the Bahamas.
     * Universal and MovieFone are also working on promotions for Dragonheart, The Nutty Professor, and The Frighteners.

     Fun Fact:

     MovieFone received its
     150 Millionth call in...
     March 1996

     The Debut Of The
      "Amazing Cornelius"
     Keep an eye out for the
     new MovieFone trailers this summer
     As the summer blockbusters begin to appear on screen, so will new MovieFone trailers, featuring "Cornelius," the amazing psychic.
     A fictitious
     game show, "The Psychic Challenge"
     provides the interesting
     setting for world-renowned
     psychic, Cornelius, to
     test his skills against Ethel Strassberg, a 70-year-old retired seamstress. The challenge is to see which contestant can answer the simple question presented by the game show host:
     "What action movie just opened?"

     The trailer will be unveiled this summer on all theater screens, as well as on KABC-TV in Los Angeles and Citytv in Toronto.

     Down the road, look for other new trailers as well. We don't want to spoil the surprise, but we can give you the inside scoop. In what is becoming something of a series, Cornelius will once again try to beat the clock against another menacing opponent.

     Welcome To Our New Sponsors
     Beginning April 12, New York MovieFone callers were greeted with something NEW... we mean W-N-E-W. WNEW 102.7 is our new exclusive radio sponsor in NY, bringing a fresh, cutting-edge perspective to promoting MovieFone. Their sponsorship of 777-FILM rounds out their already strong promotional efforts to target moviegoers in the market.

     MovieFone's newest market, Kansas City, has seen rapid growth, no doubt due to the strength of our sponsors, The Kansas City Star and KPRS HOT 103 JAMZ, and local exhibitors including CCC and Dickinson. We're looking forward to doing great things with them.

     As the summer heats up
     and call volume continues
     to climb, MovieFone will
     generate even greater
     sponsor awareness with moviegoers in all our markets.

     What's New On The Local Scene?  City Highlights
     On the horizon: Expansion into new markets this summer will include Cincinnati and Salt Lake City, bringing the overall number of MovieFone markets to 28.
     Chicago Film
     Critics Awards:
     MovieFone was proud to be a sponsor of the 8th Annual Chicago Film Critics Awards, held Monday, March 11. MovieFone supported the Awards by providing information on the Chicago MovieFone system, alerting over 100,000 avid movie-goers in market about the special event. We're looking forward to participating next year.
     New York Events: Because MovieFone supports local industry events, millions of New York MovieFone callers will learn about:
     The Gen Art Film Festival, featuring nights of films by today's most promising young independent filmmakers. (Saturday, April 27 -

     Friday, May 3).
     "A Day at the Movies," An all day street festival with live events, an auction of valuable movie memorabilia, celebrity appearances, the "Movie Parade," floats, movie vendor booths, celebrity look-alike contests, and much more (Sunday, June 2).

     How To Reach Us
     Four World Trade Center  5th Floor  New York, NY  10048   Phone:
     212-504-7442    Fax:212-504-7494
      1875 Century Park East  22nd Floor  Los Angeles, CA  90067
     Phone: (310) 557-1555  Fax:(310) 557-1666
     info@moviefone.com    MovieFone is a publicly traded company
     (Nasdaq: MOFN)